GREAT-WEST
LIFECO INC.

RECEIVED
2009 JAN 12 A 7:50

January 9, 2009

PROCESSED
JAN 16 2009
THOMSON REUTERS

SUPPL

BY COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

[redacted]

09045097

Dear Sirs:

**RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728**

Further to our letter dated December 30, 2008 attached please find copies of these additional documents that have been filed on SEDAR:

- Early Warning Report filed pursuant to National Instrument 62-103 dated December 30, 2008;
- Material change report dated December 30, 2008 and
- "Revised" Early Warning Report revising the report filed December 30, 2008.

Disclosure documents for Great-West Lifeco Inc. are available both on our Corporate Website (www.greatwestlifeco.com) and on The System for Electronic Document Analysis and Retrieval ("SEDAR"), the filing system developed for the Canadian Securities Administrators.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

Connie Neilson
Senior Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

Encls.

RECEIVED
2009 JAN 12 A 7:50

EARLY WARNING REPORT FILED PURSUANT TO NATIONAL INSTRUMENT 62-103

1. **Name and Address of the Offeror:**

Power Financial Corporation
751 Victoria Square
Montréal, Québec H2Y 2J3

2. **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:**

On December 30, 2008, Power Financial Corporation (the "Corporation"), through a wholly-owned subsidiary, acquired 19,280,000 common shares of its affiliate, Great-West Lifeco Inc. ("Lifeco") from treasury by way of private placement (the "Private Placement"), representing 2.04% of the total outstanding Lifeco common shares. The Private Placement was announced on December 9, 2008 in conjunction with the announcement by Lifeco of a public offering of 28,920,000 common shares pursuant to a final short form prospectus dated December 17, 2008 (the "Public Offering"). Lifeco has disclosed that the number of Lifeco common shares outstanding following the closing of the Private Placement and the Public Offering is 943,874,939.

A copy of the press release issued by the Corporation announcing the closing of the Private Placement is attached as Exhibit A.

3. **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:**

After giving effect to the Private Placement and Public Offering, referred to in Item 2 above, the Corporation, directly or indirectly, holds 685,945,452 Lifeco common shares representing a 72.7% interest in Lifeco. The Corporation holds, directly or through wholly-owned subsidiaries, 648,158,064 common shares representing 68.7% of Lifeco, and IGM Financial Inc. ("IGM") in which the Corporation holds a 56.4% equity and voting interest holds 37,787,388 common shares representing 4.0% of Lifeco's currently outstanding common shares. Lifeco holds 3.5% of IGM's outstanding common shares.

4. **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in question 3 over which:**

   (i) **the offeror, either alone or together with any joint actors, has ownership and control;**

See Item 3 above.

(ii) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and

Not applicable.

(iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

5. The name of the market in which the transaction or occurrence that gave rise to the news release took place:

The common shares acquired by the Corporation, as referred to in Item 2 above, were purchased from Lifeco from treasury by way of private placement.

6. The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release.

See Items 2 and 3 above.

7. Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Private Placement was announced on December 9, 2008 in conjunction with the announcement by Lifeco of the Public Offering. The Corporation acquired the common shares for investment purposes. Depending on market and other conditions, the Corporation may increase or decrease its beneficial ownership of, or potential deemed control or direction over, additional securities of Lifeco through market transactions, private agreements, treasury issuances, exercise of options, convertible securities or otherwise.

8. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

   The common shares acquired by the Corporation, referred to in Item 2 above, were purchased from Lifeco from treasury by way of private placement pursuant to a private placement agreement between Lifeco and the Corporation dated as of December 17, 2008.

9. **Name of any joint actors in connection with the disclosure required by Appendix E to NI 62-103:**

   See Item 2 above.

10. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars, of the consideration paid by the offeror:**

    See response to Item 8 above. The Corporation paid $400,060,000 to acquire the Lifeco common shares from treasury.

11. **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of NI 62-103 in respect of the reporting issuer's securities:**

    Not applicable.

12. **If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.**

    The Corporation relied upon the exemption from prospectus and registration requirements under section 2.8 of NI 45-106 to acquire the Lifeco common shares from treasury.

* * * * *

DATED December 30, 2008

POWER FINANCIAL CORPORATION

By: *"Edward Johnson"*
Edward Johnson
Senior Vice-President, General Counsel and Secretary

Exhibit A

Power Financial Corporation completes purchase of Great-West Lifeco Inc. common shares

/NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES./

MONTREAL, Dec. 30 /CNW Telbec/ - Power Financial Corporation announced today that it has completed, through a wholly owned subsidiary, the purchase of 19,280,000 common shares of its affiliate, Great-West Lifeco Inc., from treasury by way of private placement at a price of $20.75 per share, being $400,060,000 in total.

The private placement was announced on December 9, 2008 in conjunction with the announcement by Great-West Lifeco of its public offering of 28,920,000 common shares.

After giving effect to the private placement and the completion of Great-West Lifeco's public offering, Power Financial will control, directly or indirectly, 685,945,452 common shares representing approximately 72.7% of Great-West Lifeco's currently outstanding common shares. Power Financial will hold, directly or through wholly owned subsidiaries, 648,158,064 common shares representing 68.7% of Great-West Lifeco, and IGM Financial Inc., in which Power Financial holds 56.4% equity and voting interest, will hold 37,787,388 common shares of Great-West Lifeco representing 4.0% of Great-West Lifeco's currently outstanding common shares, Great-West Lifeco holds 3.5% of IGM Financial's outstanding common shares.

Power Financial holds the common shares of Great-West Lifeco for investment purposes and, in accordance with applicable securities laws, it may increase or decrease its investment in Great-West Lifeco depending on market conditions and then relevant factors.

Great-West Lifeco reports that it has 943,874,939 common shares outstanding following the closing of the private placement and the public offering.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Power Financial Corporation (TSX: PWF) is a diversified management and holding company that has interests, directly or indirectly, in companies that are active in the financial services sector in Canada, the United States and Europe. It also has substantial holdings in a diversified industrial group based in Europe. Power Financial Corporation is a member of the Power Corporation of Canada group of companies.

Forward-looking Statements

Certain statements in this News Release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's and its subsidiaries' current expectations. Forward-looking statements are provided for the purposes of assisting the reader in understanding the Corporation's financial position and results of operations as at and for the periods ended on certain dates and to present information about management's current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies, for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "seeks", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the Corporation's and its subsidiaries' control, affect the operations, performance and results of the Corporation and its subsidiaries, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates), the effect of applying future accounting changes (including adoption of International Financial Reporting Standards), business competition, operational and reputational risks, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's and its subsidiaries' ability to complete strategic transactions, integrate acquisitions and implement other growth strategies, and the Corporation's and its subsidiaries' success in anticipating and managing the foregoing factors.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's and its subsidiaries' forward-looking statements. The reader is also cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Management Discussion and Analysis of Operating Results and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

For further information: Mr. Edward Johnson, Senior Vice-President, General Counsel and Secretary, (514) 286-7400

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company**

Great-West Lifeco Inc. (the "**Corporation**")
100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

2. **Date of Material Change**

December 30, 2008

3. **Press Release**

The press release attached as Schedule "A" was issued on December 30, 2008 through the facilities of Canada NewsWire and filed by the Corporation on the System for the Electronic Document Analysis and Retrieval (SEDAR) on December 30, 2008.

4. **Summary of Material Change**

The Corporation announced the closing of its previously announced public offering of 28,920,000 common shares to a syndicate of underwriters led by BMO Capital Markets and its private placement sale to Power Financial Corporation of 19,280,000 common shares for total net proceeds of $976,146,400. All common shares were issued at a price of $20.75 per share.

5. **Full Description of Material Change**

The material change is fully described in the press release attached hereto as Schedule "A".

6. **Reliance on Subsection 7.1(2) of National Instrument 51-102**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Executive Officer**

For further information, please contact:

Sheila A. Wagar

Vice-President, General Counsel and Secretary
Tel: 204-946-1190

9. **Date of Report**

December 30, 2008

SCHEDULE "A"

GREAT-WEST
LIFECO INC.

RELEASE

TSX:GWO

Not for distribution to U.S. news wire services or dissemination in the United States.

Readers are referred to the cautionary note regarding Forward-Looking Information at the end of this release.

Great-West Lifeco announces closing of $1 Billion offering of common shares

Winnipeg, December 30, 2008. . . Great-West Lifeco Inc. (Lifeco or the Company) today announced the closing of its previously announced public offering of 28,920,000 common shares to a syndicate of underwriters led by BMO Capital Markets for aggregate gross proceeds of $600,090,000, and the concurrent closing of its previously announced sale to Power Financial Corporation (PFC) of 19,280,000 common shares by way of private placement for aggregate proceeds of $400,060,000. All common shares were issued at a price of $20.75 per share.

After giving effect to the private placement and the completion of the public offering, PFC will control, directly or indirectly, approximately 72.7% of Lifeco's currently outstanding common shares. Lifeco has 943,874,939 common shares outstanding following the closing of the public offering and the concurrent private placement.

The net proceeds from the public offering and the proceeds from the concurrent private placement will be used by the Company for general corporate purposes and to augment Lifeco's current liquidity position.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States except in transactions exempt from the registration requirements of the U.S. Securities Act. This press release is not an offer of securities for sale in the United States and shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

GREAT-WEST LIFECO INC.
Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The Corporation has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company, and Putnam Investments, LLC. Lifeco and its companies had, as of September 30, 2008, more than $356 billion in assets under administration and are members of the Power Financial Corporation group of companies.

.../2

Cautionary note regarding Forward-Looking Information

This release contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's 2007 Annual Management's Discussion and Analysis and the Company's Management's Discussion and Analysis dated October 30, 2008, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

-end-

Not for distribution to U.S. news wire services or dissemination in the United States.

For more information contact:
Marlene Klassen, APR
Assistant Vice-President, Communication Services
(204) 946-7705

REVISED REPORT, REVISING THE REPORT FILED DECEMBER 30, 2008

EARLY WARNING REPORT FILED PURSUANT TO NATIONAL INSTRUMENT 62-103

1. **Name and Address of the Offeror:**

Power Financial Corporation
751 Victoria Square
Montréal, Québec H2Y 2J3

2. **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:**

On December 30, 2008, Power Financial Corporation (the "Corporation"), through a wholly-owned subsidiary, acquired 19,280,000 common shares of its affiliate, Great-West Lifeco Inc. ("Lifeco") from treasury by way of private placement (the "Private Placement"), representing 2.04% of the total outstanding Lifeco common shares. The Private Placement was announced on December 9, 2008 in conjunction with the announcement by Lifeco of a public offering of 28,920,000 common shares pursuant to a final short form prospectus dated December 17, 2008 (the "Public Offering"). Lifeco has disclosed that the number of Lifeco common shares outstanding following the closing of the Private Placement and the Public Offering is 943,874,939.

A copy of the press release issued by the Corporation announcing the closing of the Private Placement is attached as Exhibit A.

3. **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:**

After giving effect to the Private Placement and Public Offering, referred to in Item 2 above, the Corporation, directly or indirectly, holds 685,945,452 Lifeco common shares representing a 72.7% interest in Lifeco. The Corporation holds, directly or through wholly-owned subsidiaries, 648,158,064 common shares representing 68.7% of Lifeco, and IGM Financial Inc. ("IGM") in which the Corporation holds a 56.4% equity and voting interest holds 37,787,388 common shares representing 4.0% of Lifeco's currently outstanding common shares. Lifeco holds 3.5% of IGM's outstanding common shares. In addition, affiliates and associates, that may be considered to be joint actors with the Corporation, own 290,636 Lifeco common shares representing 0.03% of Lifeco..

4. Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in question 3 over which:

(i) the offeror, either alone or together with any joint actors, has ownership and control;

See Item 3 above.

(ii) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and

Not applicable.

(iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

5. The name of the market in which the transaction or occurrence that gave rise to the news release took place:

The common shares acquired by the Corporation, as referred to in Item 2 above, were purchased from Lifeco from treasury by way of private placement.

6. The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release.

See Items 2 and 3 above.

7. Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Private Placement was announced on December 9, 2008 in conjunction with the announcement by Lifeco of the Public Offering. The Corporation acquired the common shares for investment purposes. Depending on market and other conditions, the Corporation may increase or decrease its beneficial ownership of, or potential deemed control or direction over, additional securities of Lifeco through market transactions, private agreements, treasury issuances, exercise of options, convertible securities or otherwise.

8. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

The common shares acquired by the Corporation, referred to in Item 2 above, were purchased from Lifeco from treasury by way of private placement pursuant to a private placement agreement between Lifeco and the Corporation dated as of December 17, 2008.

9. **Name of any joint actors in connection with the disclosure required by Appendix E to NI 62-103:**

See Item 2 above.

10. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars, of the consideration paid by the offeror:**

See response to Item 8 above. The Corporation paid $400,060,000 to acquire the Lifeco common shares from treasury.

11. **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of NI 62-103 in respect of the reporting issuer's securities:**

Not applicable.

12. **If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.**

The Corporation relied upon the exemption from prospectus and registration requirements under section 2.8 of NI 45-106 to acquire the Lifeco common shares from treasury.

* * * * *

DATED December 30, 2008

POWER FINANCIAL CORPORATION

By: *"Edward Johnson"*
Edward Johnson
Senior Vice-President, General Counsel and Secretary

Exhibit A

Power Financial Corporation completes purchase of Great-West Lifeco Inc. common shares

/NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES./

MONTREAL, Dec. 30 /CNW Telbec/ - Power Financial Corporation announced today that it has completed, through a wholly owned subsidiary, the purchase of 19,280,000 common shares of its affiliate, Great-West Lifeco Inc., from treasury by way of private placement at a price of $20.75 per share, being $400,060,000 in total.

The private placement was announced on December 9, 2008 in conjunction with the announcement by Great-West Lifeco of its public offering of 28,920,000 common shares.

After giving effect to the private placement and the completion of Great-West Lifeco's public offering, Power Financial will control, directly or indirectly, 685,945,452 common shares representing approximately 72.7% of Great-West Lifeco's currently outstanding common shares. Power Financial will hold, directly or through wholly owned subsidiaries, 648,158,064 common shares representing 68.7% of Great-West Lifeco, and IGM Financial Inc., in which Power Financial holds 56.4% equity and voting interest, will hold 37,787,388 common shares of Great-West Lifeco representing 4.0% of Great-West Lifeco's currently outstanding common shares, Great-West Lifeco holds 3.5% of IGM Financial's outstanding common shares.

Power Financial holds the common shares of Great-West Lifeco for investment purposes and, in accordance with applicable securities laws, it may increase or decrease its investment in Great-West Lifeco depending on market conditions and then relevant factors.

Great-West Lifeco reports that it has 943,874,939 common shares outstanding following the closing of the private placement and the public offering.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Power Financial Corporation (TSX: PWF) is a diversified management and holding company that has interests, directly or indirectly, in companies that are active in the financial services sector in Canada, the United States and Europe. It also has substantial holdings in a diversified industrial group based in Europe. Power Financial Corporation is a member of the Power Corporation of Canada group of companies.

Forward-looking Statements

Certain statements in this News Release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's and its subsidiaries' current expectations. Forward-looking statements are provided for the purposes of assisting the reader in understanding the Corporation's financial position and results of operations as at and for the periods ended on certain dates and to present information about management's current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies, for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "seeks", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the Corporation's and its subsidiaries' control, affect the operations, performance and results of the Corporation and its subsidiaries, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates), the effect of applying future accounting changes (including adoption of International Financial Reporting Standards), business competition, operational and reputational risks, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's and its subsidiaries' ability to complete strategic transactions, integrate acquisitions and implement other growth strategies, and the Corporation's and its subsidiaries' success in anticipating and managing the foregoing factors.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's and its subsidiaries' forward-looking statements. The reader is also cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Management Discussion and Analysis of Operating Results and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

For further information: Mr. Edward Johnson, Senior Vice-President, General Counsel and Secretary, (514) 286-7400

END